Exhibit 99.2

TEKMIRA PHARMACEUTICALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATIONS

August 14, 2012 / This management discussion and analysis (MD&A) for the three and six months ended June 30, 2012 should be read in conjunction with the unaudited condensed consolidated financial statements and related notes for the same period and the MD&A and the audited consolidated financial statements and related notes for the year ended December 31, 2011. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the United States/Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A and our condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP). All amounts are expressed in Canadian dollars unless otherwise indicated. Unless the context otherwise requires, all references to “Tekmira,” the “Company,” “we,” “us,” and “our” refer to Tekmira Pharmaceuticals Corporation, including all of its subsidiaries. Additional information relating to Tekmira, including the Company’s annual report on Form 20-F for the year ended December 31, 2011 is available at the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets,” “could,” “estimates,” “expects,” “forecasts,” “projects” and similar expressions, and the negative of such expressions. Forward-looking statements in this MD&A include statements about Tekmira’s strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; estimates of the number of clinical development programs to be undertaken by Tekmira and its product development partners; selection of additional product candidates; timing of release of clinical data; the quantum and timing of potential funding; use of lipid nanoparticle (LNP) technology by Tekmira’s licensees; the effects of Tekmira’s products on the treatment of elevated low-density lipoprotein (LDL) cholesterol, cancer, infectious disease and alcohol dependence; the ALN-VSP, ALN-TTR01, ALN-TTR02, and ALN-PCS product development programs of Alnylam Pharmaceuticals, Inc.; Tekmira’s expectations with respect to existing and future agreements with third parties; statements and details of the TKM-PLK1 and TKM-Ebola Phase 1 human clinical trials; statements about the temporary stop work order received from the DoD with respect to our TKM-Ebola program; statements about the nature, prospects and anticipated timing to resolve the Tekmira’s litigation with Alnylam and AlCana Technologies, Inc., including the patent infringement lawsuit; the nature, scope and quantum of damages sought by Tekmira from Alnylam and AlCana; statements about the injunction granted by the Supreme Court of British Columbia against certain individuals from AlCana; measures taken to ensure that Tekmira can pursue the litigation with Alnylam and AlCana without interruption to Tekmira’s core business activities; statements about the USPTO patent interference proceedings between Alnylam and Tekmira; statements about Tekmira’s expected revenue and expenses; estimates and scope of Tekmira’s financial guidance and expected cash runway; and estimates of the length of time Tekmira’s business will be funded by its anticipated financial resources.

With respect to the forward-looking statements contained in this MD&A, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology; the effectiveness of Tekmira’s products as a treatment for high LDL cholesterol, cancer, infectious disease, and alcohol dependence; the developmental milestones and approvals required to trigger funding for TKM-Ebola from the Transformational Medical Technologies program; results in non-human primates are indicative of the potential effect in humans; Tekmira’s research and development capabilities and resources; U.S. Food and Drug Administration (FDA) approval with respect to commencing clinical trials; the timing and obtaining of regulatory approvals for Tekmira’s products; the timing and results of clinical data releases and use of LNP technology by Tekmira’s development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira’s collaborative partners including the U.S. Government and the manufacturing agreement with Alnylam; the nature and prospects of the litigation with Alnylam and AlCana, including the patent infringement lawsuit filed by Alnylam; based on the conduct of Alnylam and AlCana, the nature, scope and quantum of damages that Tekmira is entitled to; costs

Management’s Discussion and Analysis (continued)	Tekmira – Q2 2012

and timing of the litigation with Alnylam and AlCana and the effects of such on Tekmira’s financial position and execution of Tekmira’s business strategy; the effect of Alnylam’s and AlCana’s answers and counterclaims on Tekmira’s litigation position; the sufficiency of budgeted capital expenditures in carrying out planned activities; Tekmira’s ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others; the ability to succeed at establishing a successful commercialization program for any of Tekmira’s products; and the availability and cost of labor and services. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira’s planned clinical trials or approve the use of Tekmira’s products and generally, difficulties or delays in the progress, timing and results of clinical trials; the FDA may determine that the design and planned analysis of Tekmira’s clinical trials do not adequately address the trial objectives in support of Tekmira’s regulatory submissions; future operating results are uncertain and likely to fluctuate; competition from other pharmaceutical or biotechnology companies; Tekmira’s ability to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all; economic and capital market conditions; Tekmira’s ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira’s research and development capabilities and resources will not meet current or expected demand; Tekmira’s development partners and licensees conducting clinical trial, development programs and joint venture strategic alliances and development programs will not result in expected results on a timely basis, or at all; a pivotal trial for ALN-TTR02 may not start as currently anticipated, or at all; anticipated payments under contracts with Tekmira’s collaborative partners including the U.S. Government, Alnylam and Talon will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; the U.S. Government may reduce or cancel certain defense spending, including Tekmira’s contract to develop TKM-Ebola; FDA may decide that our TKM-Ebola “Animal Rule” data is insufficient for approval and require additional pre-clinical, clinical or other studies, refuse to approve TKM-Ebola, or place restrictions on our ability to commercialize TKM-Ebola; the release of data from the TKM-Ebola and TKM-PLK1 Phase 1 human clinical trials may not occur in the expected timeframe, or at all; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; Tekmira may become subject to product liability or other legal claims for which the Company has made no accrual in its financial statements; TKM-ALDH2 may not prove to be effective in the treatment of AD; U.S. Government contract revenue may not increase in 2012 as compared to 2011 levels; BMS revenue may not increase in 2012 as compared to 2011; Tekmira’s cash runway may not extend as far as anticipated, and may be substantially less than required to continue current operations; the final outcome of the litigation with Alnylam and AlCana is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira, including damages and other relief against Tekmira claimed by Alnylam and AlCana in their counterclaims; there may be no basis for which Tekmira has any rights or entitlement to damages from Alnylam or AlCana in the quantum anticipated by Tekmira, or at all; expenses associated with litigation are uncertain and may exceed current estimates, which may have a material adverse effect on Tekmira’s financial position and ongoing business strategy; the Alnylam/AlCana trial date may not occur by the date currently estimated; the uncertainty of litigation, including the time and expenses associated therewith; risks and uncertainties involved in the litigation process, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals; Tekmira has not sufficiently budgeted for expenditures necessary to carry out planned activities including the litigation against Alnylam and AlCana.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira’s annual report on Form 20-F for the year ended December 31, 2011 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Management’s Discussion and Analysis (continued)	Tekmira – Q2 2012

OVERVIEW

Tekmira is a biopharmaceutical company focused on advancing novel RNA interference therapeutics and providing its leading lipid nanoparticle (LNP) delivery technology to pharmaceutical partners.

Technology, product development and licensing agreements

Our therapeutic product pipeline consists of products being developed internally with our research and development resources. We also support the development of our collaboration partners’ products and are developing an Ebola antiviral product, called TKM-Ebola, under a Transformational Medical Technologies (TMT) contract with the U.S. Government. Our focus is on advancing products that utilize our proprietary lipid nanoparticle (LNP) technology for the delivery of small interfering RNA (siRNA) and multivalent RNA (MV-RNA). These products are intended to treat diseases through a process known as RNA interference, which prevents the production of disease associated proteins. We have rights under Alnylam’s RNAi intellectual property to develop eight RNAi therapeutic products. We have exclusive access to MV-RNA technology for the development of RNAi therapeutic products.

In the field of RNAi therapeutics, we have licensed our LNP delivery technology to Alnylam Pharmaceuticals, Inc. and Merck & Co., Inc. Alnylam has granted non-exclusive access to some of our intellectual property to certain of its partners. In addition, we have ongoing research relationships with Bristol-Myers Squibb Company, the United States National Cancer Institute, the U.S. Government, through their TMT program, and other undisclosed pharmaceutical and biotechnology companies. Outside the field of RNAi, we have legacy licensing agreements with Talon Therapeutics, Inc. (formerly Hana Biosciences, Inc.) and Aradigm Corporation.

Internal Product Candidates

TKM-PLK1

Our lead oncology product candidate, TKM-PLK1, has been shown in preclinical animal studies to selectively kill cancer cells, while sparing normal cells in adjacent healthy tissue. TKM-PLK1 targets PLK1 (polo-like kinase 1), a protein involved in tumor cell proliferation and a validated oncology target. Inhibition of PLK1 expression prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell.

Our preclinical studies have demonstrated that a single, systemic intravenous administration of TKM-PLK1 blocked PLK1 expression in liver tumors causing extensive tumor cell death. After repeat dosing, this result translated into significant inhibition of tumor growth and prolonged survival without evidence of the toxicities often associated with oncology drugs. The TKM-PLK1 anti-tumor efficacy results were confirmed to be the result of silencing PLK1 via RNA interference. Furthermore, certain LNP formulations provided potent anti-tumor efficacy in preclinical models of tumors outside the liver.

On December 22, 2010, we announced the initiation of patient treatment in a Phase 1 human clinical trial of TKM-PLK1. The Phase 1 clinical trial, conducted at medical centers in the United States, is an open label, multi-dose, dose escalation study designed to evaluate the safety, tolerability and pharmacokinetics of TKM-PLK1 as well as determining the maximum tolerated dose. The trial is enrolling patients with advanced solid tumors. Secondary objectives of the trial are to measure tumor response and the pharmacodynamic effects of TKM-PLK1 in patients providing biopsies.

On August 14, 2012, we released interim results from the TKM-PLK1 Phase 1 study, which employs a unique LNP developed for oncology applications, showing that TKM-PLK1 was generally well tolerated. To date, TKM-PLK1 has been administered to 21 patients at doses ranging from 0.15 mg/kg to 0.90 mg/kg; a total of 105 doses have been administered. Patients are dosed on an aggressive once weekly protocol with each cycle consisting of three doses followed by a rest week. TKM-PLK1 has shown drug activity to date, including one patient with a partial response who is continuing treatment at 0.6 mg/kg having received 15 doses to date over 5 months. One patient attained stable disease and completed six cycles of treatment with 18 doses in total at 0.6 mg/kg over 6 months.

Pharmacokinetic data from this study showed that Cmax (peak serum concentration of drug) and area under the curve (AUC) were dose proportional with no evidence of drug accumulation. Pre-clinical animal pharmacokinetic data were predictive for the observed results in man. Pharmacokinetic analysis indicates that the plasma drug concentrations (Cmax) and drug exposure (AUC) are dose proportional and that the pharmacokinetic profile of TKM-PLK1 is maintained through multiple cycles of treatment. Importantly, the data confirms that the drug

Management’s Discussion and Analysis (continued)	Tekmira – Q2 2012

exposure levels achieved in this trial are several fold greater than were achieved in clinical trials using earlier LNP formulations. The most common grade 1-2 adverse events were nausea and fever/chills. There were no dose-dependent changes in liver function tests. Grade 2 infusion-related reactions were observed in 19% of patients. Dose-limiting toxicities observed to date include transient thrombocytopenia in 1 patient (at 0.9 mg/kg) and hypoxia/dyspnea in 1 patient (at 0.9 mg/kg). Based on these data, patient enrollment is continuing at 0.75 mg/kg. Once complete, results from the Phase 1 clinical trial, including additional measures of drug activity, will be presented at forthcoming scientific meeting.

TKM-Ebola

For many years, the Zaire species of Ebola virus (ZEBOV) has been associated with periodic outbreaks of hemorrhagic fever in human populations with mortality rates reaching 90%. There are no approved treatments for Ebola or other hemorrhagic fever viruses.

On May 28, 2010 we announced the publication of a series of studies demonstrating the ability of an RNAi therapeutic utilizing our LNP technology to protect non-human primates from Ebola virus, a highly contagious and lethal human infectious disease. We conducted the studies in collaboration with infectious disease researchers from Boston University and the United States Army Medical Research Institute for Infectious Diseases (USAMRIID) and were funded in part by the U.S. Government’s Transformational Medical Technologies (TMT) program. These preclinical studies were published in the medical journal The Lancet and demonstrated that when siRNA targeting the Ebola virus and delivered by Tekmira’s LNP technology were used to treat previously infected non-human primates, the result was 100 percent protection from an otherwise lethal dose of Zaire Ebola virus (Geisbert et al., The Lancet, Vol 375, May 29, 2010).

On July 14, 2010, we signed a contract with the United States Government to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection. In the initial phase of the contract, which is expected to last approximately three years and is funded under the TMT program, we are eligible to receive up to US$34.7 million. This initial funding is for the development of TKM-Ebola, including completion of preclinical development, filing an IND application with the FDA and the completion of a Phase 1 human safety clinical trial.

The United States Government has the option of extending the contract beyond the initial funding period to support the advancement of TKM-Ebola through to the completion of clinical development and FDA approval. Based on the budget for the extended contract this would provide the Company with a total of up to US$140.0 million in funding for the entire program. Under the contract we invoice the United States Government for direct labor, third party costs and an apportionment of overheads plus an incentive fee. The funding is paid through monthly reimbursements, and the U.S. Government has the ability to cancel at any time.

On August 6, 2012, we disclosed that we received a temporary stop-work order from the U.S. Department of Defense (DoD) with respect to our TKM-Ebola program, which is funded under the TMT program. Other contractors have received similar notices as the DoD is under recently imposed funding constraints. Over the next month, the DoD will complete an assessment of its ongoing programs. Tekmira expects a decision by September 1, 2012 on the future direction of the TMT collaboration, at which time the DoD may cancel the stop-work order; terminate the contract; or extend the stop-work order period, if necessary.

On November 28, 2011 we announced that an Investigational New Drug (IND) application for TKM-Ebola was approved by the United States Food and Drug Administration (FDA). On February 8, 2012, we announced that a Phase 1 clinical trial for TKM-Ebola had been initiated. The Phase 1 TKM-Ebola clinical trial is a placebo-controlled, single-blind, single-ascending dose study with additional multiple-ascending dose cohorts in healthy human volunteers. The objective of the Phase 1 trial is to assess the safety and tolerability of TKM-Ebola and evaluate the pharmacokinetics and systemic exposure following both a single-ascending dose and multiple-ascending doses of TKM-Ebola. TKM-Ebola will be developed under specific FDA regulatory guidelines called the “Animal Rule.” The Animal Rule provides that under certain circumstances, where it is unethical or not feasible to conduct human efficacy studies, the FDA may grant marketing approval based on adequate and well-controlled animal studies when the results of those studies establish that the drug is reasonably likely to produce clinical benefit in humans. Demonstration of the product’s safety in humans is still required.

Additional Product Candidates

On January 7, 2010 we announced the completion of a Phase 1 clinical trial for our product candidate TKM-ApoB. TKM-ApoB is being developed as a treatment for patients with high levels of low-density lipoprotein

Management’s Discussion and Analysis (continued)	Tekmira – Q2 2012

(LDL) cholesterol, or “bad” cholesterol, who are not well served by current therapy. TKM-ApoB is designed to reduce the production of apolipoprotein B 100 (ApoB), a protein produced in the liver that plays a central role in cholesterol metabolism. We enrolled a total of 23 subjects in the TKM-ApoB Phase 1 clinical trial. Of the 23 subjects enrolled, 17 subjects received a single dose of TKM-ApoB at one of seven different dosing levels and six subjects received a placebo. The primary endpoints of the TKM-ApoB Phase 1 clinical trial were measures of safety and tolerability. TKM-ApoB was well tolerated overall in this study with no evidence of liver toxicity, which was the anticipated dose-limiting toxicity observed in preclinical studies. Of the two subjects treated at the highest dose level, one subject experienced an adverse event comprised of flu-like symptoms, cytokine release and transient hypotension consistent with stimulation of the immune system caused by the ApoB siRNA payload. The other subject treated at the highest dose level experienced no side effects. Based on the potential for the immune stimulation to interfere with further dose escalation, we decided to conclude the trial. Subsequent to the completion of the trial, we have made adjustments to the ApoB siRNA to minimize any immune stimulatory properties. We also continue to make significant advancements in LNP formulation development and there are several alternative LNP formulations with improved characteristics that are currently being evaluated for TKM-ApoB development.

On June 2, 2011 we announced that we have secured non-exclusive licenses from Alnylam targeting two validated oncology targets: WEE1 and CSN5. Our collaborators at the National Cancer Institute (NCI) identified the novel cancer genes WEE1 and CSN5 from human tumor samples, and together we have generated encouraging preclinical data by leveraging our expertise in siRNA design and delivery. Gene expression data from human tumor samples indicate that both CSN5 and WEE1 are up-regulated in a number of human cancers and have been identified as potential molecular targets in breast, liver, lung, ovarian and skin cancer, amongst other tumor types. We are conducting preclinical work to further evaluate these targets.

On March 1, 2012, we announced that we have secured an exclusive license from Alnylam to develop TKM-ALDH2, a systemically delivered RNAi therapeutic that utilizes Tekmira’s LNP for the treatment of Alcohol Dependence (AD). Currently, many approved treatments for AD have low response rates and poor patient compliance rates. ALDH2 is a well validated target with both genetic and pharmacological data supporting its role as a key player in alcohol avoidance. It is expected that TKM-ALDH2 could be administered as a “once-a-month” treatment of AD.

Tekmira is also evaluating a number of other preclinical candidates for advancement within its product pipeline.

Alnylam collaboration and license

On January 8, 2007, we entered into a licensing and collaboration agreement with Alnylam which was amended and restated in May 2008, giving them an exclusive license to certain historical lipid nanoparticle intellectual property owned by Tekmira for the discovery, development, and commercialization of RNAi therapeutics.

Protiva, which is now a wholly owned subsidiary of ours, and Alnylam entered into a cross-license agreement in August 2007, which was amended and restated in May 2008, granting Alnylam non-exclusive access to Protiva’s intellectual property in the RNAi field and required Alnylam to fund a certain level of collaborative research for two years. The research collaboration element of the cross-license expired in August 2009. We are, however, continuing to make LNP batches for Alnylam under a manufacturing agreement which is discussed below.

In August 2007, pursuant to the terms of the cross-license, Alnylam made a payment of US$3.0 million that gives Alnylam the right to “opt-in” to the Tekmira TKM-PLK1 project and share equally in any future product revenues, provided that Alnylam contributes 50% of TKM-PLK1 product development costs. Alnylam has until the start of a TKM-PLK1 Phase 2 clinical trial to exercise their opt-in right. In the event that Alnylam chooses to exercise that right, the US$3.0 million already paid will be credited towards Alnylam’s 50% share of project costs to date.

In addition, we are eligible to receive up to US$16.0 million in milestones from Alnylam for each RNAi therapeutic advanced by Alnylam or its partners that utilizes our intellectual property and royalties on product sales.

The agreements with Alnylam grant us intellectual property rights to develop our own proprietary RNAi therapeutics. Alnylam has granted us a worldwide license for the discovery, development and commercialization of RNAi products directed to eight gene targets – three exclusive and five non-exclusive licenses – provided that they have not been committed by Alnylam to a third party of are not otherwise unavailable as a result of the

Management’s Discussion and Analysis (continued)	Tekmira – Q2 2012

exercise of a right of first refusal held by a third party or are part of an ongoing or planned development program of Alnylam. Licenses for five targets, ApoB, PLK1, Ebola, WEE1, and CSN5, have already been granted on a non-exclusive basis, along with an additional license for ALDH2, which has been granted on an exclusive basis. We may select two additional exclusive gene targets to develop RNAi therapeutic products, provided that the targets are not part of an ongoing or planned development program of Alnylam. In consideration for this license, we have agreed to pay single-digit royalties to Alnylam on product sales and have milestone obligations of up to US$8.5 million on the non-exclusive licenses (with the exception of TKM-Ebola, which has no milestone obligations, and TKM-PLK1 if Alnylam opts–in to the development program). We will have no milestone obligations on the three exclusive licenses.

In April 2009, Alnylam announced that they had initiated a Phase 1 human clinical trial for a product candidate that utilizes our LNP technology. The Alnylam product candidate, ALN-VSP, is being developed as a treatment for advanced solid tumors with liver involvement. ALN-VSP comprises siRNA molecules delivered systemically using our LNP technology. We are responsible for manufacturing the ALN-VSP drug product. The initiation of the ALN-VSP Phase 1 clinical trial triggered a milestone payment of $0.6 million (US$0.5 million) which we received in May 2009. In June 2011, Alnylam presented Phase 1 human clinical trial data at American Society of Clinical Oncology (ASCO) meeting and disclosed that ALN-VSP was generally well tolerated, demonstrated evidence for anti-tumor activity, and was found to mediate RNAi activity in both hepatic and extra-hepatic tumors. The most recent ALN-VSP data were presented at the American Society of Clinical Oncology (ASCO) meeting in June 2012. Alnylam disclosed that, overall, the results demonstrated disease control lasting more than six months in the majority of patients treated on the extension study, including a complete response (CR) in an endometrial cancer patient who had multiple liver metastases. In this study, chronic dosing of up to 23 months with ALN-VSP was found to be generally safe and well tolerated. In July 2012, Alnylam disclosed that it has formed a strategic alliance with Ascletis Pharmaceuticals (Hangzhou) Co., Ltd., a privately held US-China joint venture pharmaceutical company, to develop and commercialize ALN-VSP in China, including Hong Kong, Macau, and Taiwan.

Alnylam is advancing two ALN-TTR formulations, ALN-TTR01 and ALN-TTR02. Both formulations are RNAi therapeutics targeting transthyretin (TTR) for the treatment of TTR-mediated amyloidosis (ATTR), a systemic disease caused by mutations in the TTR gene. ALN-TTR01 and ALN-TTR02 utilize our LNP technology and are being manufactured by us. In July 2010, Alnylam announced the initiation of a Phase 1 human clinical trial for ALN-TTR01, which triggered a US$0.5 million milestone payment to us. On May 10, 2012, Alnylam presented ALN-TTR01 data at the XIII International Symposium on Amyloidosis held in Groningen, The Netherlands. Alnylam reported results that showed that administration of ALN-TTR01 resulted in statistically significant reductions in serum TTR protein levels, including both wild-type and mutant TTR protein, in ATTR patients. Knockdown of TTR, the disease-causing protein, was found to be dose dependent, rapid, and durable after just a single dose. ALN-TTR was found to be generally safe and well tolerated in this study. Alnylam has initiated a Phase 1 trial with ALN-TTR02 aimed at evaluating safety, tolerability, and clinical activity of ALN-TTR02 in healthy volunteers. New data were presented on July 16, 2012 at Boston University School of Medicine. Alnylam reported results that showed that administration of ALN-TTR02 resulted in statistically significant reductions in serum TTR protein levels of up to 94%. Suppression of TTR, the disease-causing protein in ATTR, was found to be rapid, dose dependent, durable, and specific after just a single dose. Alnylam has initiated a Phase 2 study of ALN-TTR02 in patients with ATTR and has guided that its goal is to start a pivotal trial in 2013. The initiation of the Phase 2 study of ALN-TTR02 triggered a US$1.0 million milestone payment to Tekmira.

Alnylam is also developing ALN-PCS, an RNAi therapeutic to treat hypercholesterolemia, or high levels of cholesterol in the blood. ALN-PCS is manufactured by us and is enabled by our LNP delivery technology. On September 26, 2011, Alnylam announced the initiation of a Phase 1 human clinical trial for ALN-PCS which triggered a US$0.5 million milestone payment to us. On April 20, 2012, Alnylam presented ALN-PCS data at the American Heart Association’s Arteriosclerosis, Thrombosis, and Vascular Biology (ATVB) 2012 Scientific Sessions held in Chicago, IL, updating interim data released earlier this year. Alnylam reported results that showed that administration of a single dose of ALN-PCS, in the absence of concomitant lipid-lowering agents such as statins, resulted in statistically significant and durable reductions of PCSK9 plasma levels of up to 84% and lowering of low-density lipoprotein cholesterol (LDL-C), or “bad cholesterol,” of up to 50%. ALN-PCS was shown to be safe and well tolerated in this study. Alnylam expects to partner its ALN-PCS program prior to initiating a Phase 2 clinical study.

Management’s Discussion and Analysis (continued)	Tekmira – Q2 2012

Under a manufacturing agreement entered into in January 2009 we continue to be the exclusive manufacturer of any products that utilize our technology as required by Alnylam through to the end of Phase 2 clinical trials. Alnylam will pay for the provision of staff and for external costs incurred. Pursuant to the terms of the Alnylam Manufacturing Agreement, there is a contractual minimum of CDN$11.2 million payable by Alnylam for the three years from 2009 to 2011. From January 1, 2012, at the start of each calendar quarter, Alnylam will prepay for the provision of our staff based on their estimate of work to be performed in that quarter. Any under or over estimate will be reconciled at the end of each quarter. Alnylam will continue to pay for external costs incurred by us on their behalf on a monthly invoice basis.

Litigation with Alnylam and AlCana

On March 16, 2011, we filed a complaint against Alnylam for misappropriation and misuse of trade secrets, know-how and other confidential information, unfair and deceptive trade practices, unjust enrichment, unfair competition and false advertising. The suit, filed in the Business Litigation Session (BLS) of the Massachusetts Superior Court, alleges Alnylam exploited its confidential relationship with us as a collaborator to engage in inappropriate and harmful conduct concerning our proprietary LNP technology, resulting in damage to our intellectual property and business interests. On April 6, 2011, Alnylam filed an answer and counter-claim to our complaint. On June 3, 2011, we filed an amended complaint against Alnylam and expanded our complaint to include AlCana Technologies, Inc. (AlCana). Our amended complaint against Alnylam is for misappropriation and misuse of trade secrets, know-how and other confidential information, unfair and deceptive trade practices, unjust enrichment, unfair competition and false advertising, breach of contract, breach of the implied covenant of good faith and fair dealing, tortious interference with contractual relationships, and civil conspiracy. The suit alleges Alnylam exploited its confidential relationship as our collaborator to misappropriate our proprietary lipid nanoparticle delivery technology, resulting in damage to our intellectual property and business interests. The amended complaint also adds AlCana as a defendant and asserts claims alleging misappropriation of trade secrets, tortious interference with contractual relations, unjust enrichment, unfair and deceptive acts and trade practices, and civil conspiracy against AlCana. We are seeking damages based on Alnylam’s conduct as alleged in the amended complaint including termination of Alnylam’s license to our technology.

On June 28, 2011 Alnylam filed an amended answer and counter-claim and on July 15, 2011 AlCana filed its answer and counter-claim to our amended complaint. Alnylam’s answer and amended counter-claim alleges, in summary, breach of contract: contractual dispute resolution and confidentiality provisions, defamation, breach of covenant not to sue, breach of patent prosecution cooperation and non-use provisions, and breach of an implied covenant of good faith and fair dealing. Alnylam’s defamation counter-claim was dismissed by the BLS Court in September 2011 including an award of our attorney’s fees and costs. AlCana’s answer and amended counter-claim alleges, in summary, breach of contract and breach of an implied covenant of good faith and fair dealing. In December 2011, we disclosed that the BLS Court has set a trial date of October 30, 2012. In July 2012, the Massachusetts Superior Court denied Alnylam and AlCana’s request for leave to file motions for summary judgment, a procedural device to attempt to dismiss portions of the case before trial. The Court’s ruling means that the case will proceed to trial on all counts and all issues will be heard by a jury.

On November 16, 2011, we disclosed that we had filed a Notice of Civil Claim in the Supreme Court of British Columbia against certain individuals from AlCana alleging that thousands of confidential documents containing our confidential information and trade secrets were downloaded and taken from us. We also filed a Notice of Application seeking an injunction ordering the documents and derivative materials be returned. We are also seeking general and punitive damages. On January 10, 2012, we disclosed that the Supreme Court of British Columbia granted Tekmira’s application for an injunction that orders confidential documents and materials be returned to Tekmira and prohibits the use of Tekmira’s confidential information. The injunction also requires the defendants to identify every person and corporation to whom the information was provided or communicated.

On January 17, 2012, we disclosed that Alnylam filed a patent infringement lawsuit against Tekmira in the U.S. District Court of the District of Massachusetts. Isis Pharmaceuticals, Inc. is named as a co-plaintiff in the suit. The context for this infringement suit has arisen out of our ongoing litigation between with Alnylam and AlCana. On March 6, 2012, we disclosed that we responded to the patent infringement lawsuit by filing a motion to dismiss, seeking to eliminate claims for lack of standing. Tekmira alleges in its motion that Alnylam is seeking to assert rights that it does not have. On March 16, 2012, Alnylam responded with an opposition to Tekmira’s motions alleging that Alnylam does have standing to sue Tekmira and that Tekmira’s motion to dismiss should be denied.

We are also currently involved in a patent interference proceeding declared by the U.S. Patent and Trademark Office to determine priority of invention to subject matter of Alnylam’s U.S. Patent No. 7,718,629 in light of Tekmira’s U.S. Patent Application 11/807,872.

Management’s Discussion and Analysis (continued)	Tekmira – Q2 2012

License and collaboration agreement with Halo-Bio RNAi Therapeutics, Inc.

On August 24, 2011, we entered into a license and collaboration agreement with Halo-Bio. Under the agreement, Halo-Bio granted to us an exclusive license to its multivalent ribonucleic acid MV-RNA technology. The Agreement allows us to work together with Halo-Bio to design and develop MV-RNA molecules directed at gene targets of interest to us and to combine MV-RNA molecules with our LNP technology to develop therapeutic products. MV-RNA technology comprises single macromolecules capable of mediating RNAi at multiple unique target sites. MV-RNA can target three sites on a single gene or up to three separate genes simultaneously. We have already successfully demonstrated multi-gene knockdown using MV-RNA enabled by our proprietary LNP formulations.

We paid Halo-Bio an initial license fee of $97,940 (US$100,000). The agreement was amended on August 8, 2012 to adjust the future license fees and other contingent payments. Under the amended agreement, the maximum future license fees and other contingent payments are US$2,010,000 and the Company will pay up to US$12,700,000 in milestones on each product developed plus royalties.

Roche product development and research agreements

On May 11, 2009 we announced a product development agreement with Roche (Roche Product Development Agreement) that provided for product development up to the filing of an IND by Roche. Under the Roche Product Development Agreement, Roche was paying for the provision of our staff and for external costs incurred up to US$8.8 million, for us to support the advancement of a Roche RNAi product candidate using our LNP technology through to the filing of an IND application.

On November 17, 2010, Roche announced that, as part of a corporate restructuring, they intend to discontinue research and development in the field of RNAi. Following the announcement, Roche confirmed that, except for completing some product stability studies, they would be discontinuing product development with Tekmira. The stability studies were completed in 2011 so we now have no further obligation to Roche. In October 2011, Arrowhead Research Corporation announced that it had acquired all RNA therapeutics assets and IP from Roche. Recognition of revenue from the Roche Product Development Agreement is covered in the Revenue section of this MD&A.

Merck & Co., Inc. (Merck) license agreement

As a result of the business combination with Protiva we acquired a non-exclusive royalty-bearing world-wide license agreement with Merck. Under the license, Merck will pay up to US$17.0 million in milestones for each product they develop covered by Protiva’s intellectual property, except for the first product for which Merck will pay up to US$15.0 million in milestones, and will pay royalties on product sales. Merck has also granted a license to the Company to certain of its patents. The license agreement with Merck was entered into as part of the settlement of litigation between Protiva and a Merck subsidiary.

Bristol-Myers Squibb Company (BMS) research agreement

On May 10, 2010 we announced the expansion of our research collaboration with BMS. Under the new agreement, BMS will use siRNA molecules formulated by us in LNPs to silence target genes of interest. BMS will conduct the preclinical work to validate the function of certain genes and share the data with us. We can use the preclinical data to develop RNAi therapeutic drugs against the therapeutic targets of interest. BMS paid us US$3.0 million concurrent with the signing of the agreement. We are required to provide a predetermined number of LNP batches over the four-year agreement. BMS will have a first right to negotiate a licensing agreement on certain RNAi products developed by us that evolve from BMS validated gene targets. On May 17, 2011 we announced a further expansion of the collaboration to include broader applications of our LNP technology and additional target validation work. Recognition of revenue from agreements with BMS is covered in the Revenue section of this MD&A.

U.S. National Institutes of Health (NIH) grant

On October 13, 2010 we announced that together with collaborators at The University of Texas Medical Branch (UTMB), we were awarded a new NIH grant to support research to develop RNAi therapeutics to treat Ebola and Marburg hemorrhagic fever viral infections using our LNP delivery technology. The grant, worth US$2.4 million, will support work at Tekmira and the UTMB.

Management’s Discussion and Analysis (continued)	Tekmira – Q2 2012

Legacy Agreements

Talon Therapeutics, Inc. (formerly Hana Biosciences, Inc.) license agreement

Talon is developing targeted chemotherapy products under a legacy license agreement entered into in May 2006. Marqibo (Optisomal Vincristine), Alocrest (formerly INX-0125, Optisomal Vinorelbine) and Brakiva (formerly INX-0076, Optisomal Topotecan), products originally developed by us, have been exclusively licensed to Talon. Talon has agreed to pay us milestones and single-digit royalties and is responsible for all future development and future expenses. In May 2009, the license agreement with Talon was amended to decrease the size of near-term milestone payments and increase the size of long-term milestone payments. On September 20, 2010, the license agreement with Talon was amended a second time such that Talon paid $5.9 million (US$5.75 million) in consideration for reducing certain future payments associated with the product candidates. The payment of $5.9 million (US$5.75 million) from Talon has been paid to our contingent creditors in full settlement of a contingent obligation. We are now eligible to receive milestone payments from Talon of up to US$19.0 million upon achievement of further development and regulatory milestones and we are also eligible to receive single-digit royalties on product sales. If Talon sublicenses any of the product candidates, Tekmira is eligible to receive a percentage of any upfront fees or milestone payments received by Talon. Depending on the royalty rates Talon receives from its sublicensees, our royalty rate may be lower on product sales by the sublicensees. The royalty rate will be reduced to low single digits if there is generic competition.

Marqibo is a proprietary sphingosomal formulation of the widely used, off-patent cancer chemotherapeutic vincristine. The FDA has granted Talon orphan drug and fast track designations for the use of Marqibo in adult acute lymphoblastic leukemia (ALL). In August 2007, Talon initiated a Phase 2 Marqibo registration-enabling clinical trial in relapsed ALL and in November 2007 initiated a Phase 2 clinical trial investigating Marqibo as a treatment for uveal melanoma. In December 2009, Talon announced the results of its Phase 2 relapsed ALL clinical trial. On July 18, 2011, Talon announced that its New Drug Application (NDA) for Marqibo had been submitted to the FDA seeking approval for the treatment of adult Philadelphia chromosome-negative ALL in second or greater relapse or that has progressed following two or more lines of anti-leukemia therapy. On August 9, 2012, Talon announced that Marqibo® (vinCRIStine sulfate LIPOSOME injection) had received accelerated approval from the U.S. Food and Drug Administration (FDA) for the treatment of adult patients with Philadelphia chromosome negative (Ph-) acute lymphoblastic leukemia (ALL) in second or greater relapse or whose disease has progressed following two or more anti-leukemia therapies. Talon is responsible for all future development of Marqibo. Tekmira will receive a US$1.0 million milestone payment based on the FDA approval of Marqibo and will receive royalty payments based on Marqibo’s commercial sales.

Aradigm Corporation license agreement

On December 8, 2004, we entered into a licensing agreement with Aradigm Corporation under which Aradigm exclusively licensed certain of our liposomal intellectual property. Under this agreement, we are entitled to milestone payments totaling US$4.75 million for each disease indication, to a maximum of two, pursued by Aradigm using our technology. In addition, we are entitled to royalties on any product revenue.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our critical accounting policies and estimates are disclosed in the annual MD&A and the notes to our audited annual consolidated financial statements both contained in our 2011 Annual Report.

RECENT ACCOUNTING PRONOUNCEMENTS

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that we adopt as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable

Management’s Discussion and Analysis (continued)	Tekmira – Q2 2012

users of financial statements to understand the effects or potential effects of those arrangements on its financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have an impact on our financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. These ASUs are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, which for Tekmira means January 1, 2012. Adoption of the pronouncement did not have a material impact on our financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011, which for Tekmira means January 1, 2012. Adoption of the pronouncement did not have a material impact on our financial statements.

Management’s Discussion and Analysis (continued)	Tekmira – Q2 2012

SUMMARY OF QUARTERLY RESULTS

The following table presents our unaudited quarterly results of operations for each of our last eight quarters. These data have been derived from our unaudited condensed consolidated financial statements, which were prepared on the same basis as our annual audited financial statements and, in our opinion, include all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information.

(in millions Cdn$ except per share data) – unaudited
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	2010	2010	2011	2011	2011	2011	2012	2012

Revenue
Collaborations and contracts:
U.S. Government	$1.2	$2.4	$3.4	$3.3	$2.0	$2.8	$3.5	$2.5
Alnylam	1.8	2.1	0.9	1.0	1.5	0.7	—	—
Roche	0.6	1.7	—	—	—	—	—	—
Other	0.3	—	—	0.1	0.2	0.2	0.1	0.1

	3.9	6.2	4.3	4.4	3.7	3.7	3.6	2.6
Alnylam licensing fees and milestone payments	0.5	—	—	—	0.5	—	—	1.0
Talon license amendment payment	6.0	—	—	—	—	—	—	—

Total revenue	10.4	6.2	4.3	4.4	4.2	3.7	3.6	3.6

Expenses and other income (losses)	12.8	8.1	7.4	7.9	5.7	5.5	6.8	5.5

Net loss	(2.4)	(1.9)	(3.1)	(3.5)	(1.5)	(1.8)	(3.2)	(1.9)

Basic and diluted net loss per share	$(0.24)	$(0.18)	$(0.30)	$(0.33)	$(0.12)	$(0.15)	$(0.25)	$(0.14)

Quarterly Trends / Our revenue is derived from research and development collaborations and contracts, licensing fees and milestone payments. Over the past two years, our principal sources of ongoing revenue have been our Alnylam partnership entered into in March 2006 and our contract with the U.S. Government to advance TKM-Ebola which began in July 2010.

In January 2009 we signed a Manufacturing Agreement with Alnylam. Revenue from the Alnylam Manufacturing Agreement was higher than usual in Q3 2010, Q4 2010 and Q3 2011 when deferred revenue related to minimum FTE payments was recognized based on our estimate of percentage of completion of the annual commitment. Quarterly revenue levels are also affected by the timing of manufacturing third party costs such as manufacturing suite charges. The timing of batch manufacturing is sporadic and manufacturing suite booking fees can precede the date of batch manufacture by many months.

In Q3 2010 we signed a contract with the U.S. Government to develop TKM-Ebola and have since incurred significant program costs related to equipment, materials and preclinical and clinical studies. These costs are included in our research, development, collaborations and contracts expenses. These third-party costs are being reimbursed by the U.S. Government so are also recorded as revenue. U.S. Government revenue from the TKM-Ebola program also includes labour, overheads and incentive fee charges. Third-party costs were lower in Q3 2011 as we focused on preparing to file the IND for TKM-Ebola. Costs were higher in Q1 2012 as our Phase 1 clinical trial for TKM-Ebola was initiated during the quarter. Also in Q1 2012, we began to acquire materials for continued work on scaling up our TKM-Ebola drug product manufacturing process.

In Q3 2010 and in Q3 2011 we earned US$0.5 million milestones from Alnylam following their initiation of a Phase 1 human clinical trial enabled by our LNP delivery technology. In Q2 2012 we earned a US$1.0 million milestone from Alnylam following their initiation of a Phase 2 human clinical trial enabled by our LNP delivery technology.

Management’s Discussion and Analysis (continued)	Tekmira – Q2 2012

In Q3 2010 we received a $6.0 million (US$5.75 million) license amendment payment from Talon. The $6.0 million was then paid to certain of our contingent creditors in full settlement of a contingent obligation so is also included as an expense in our Q3 2010 income statement.

We expect revenue to continue to fluctuate particularly due to the variability in demand for our manufacturing services, the development stage of the TKM-Ebola contract and the timing of licensing payments and milestone receipts.

Our Q3 2011 lower expenses and net loss are a result of an unusually high proportion of revenue being generated from the reimbursement of staff time and overheads through the TKM-Ebola contract. Staff time and overhead revenue has a greater impact on reducing our losses than third party research and development cost reimbursement. The increase in loss in Q1 2012, as compared to Q4 2011, is largely due to the reduction in Alnylam revenue in Q1 2012 and an increase in the fair value of our outstanding warrants in Q1 2012 as a result of our increasing share price.

RESULTS OF OPERATIONS

Three and six months ended June 30, 2012 compared to the three and six months ended June 30, 2011

For the first half of 2012 (“1H 2012”) our net loss was $5.1 million ($0.38 per common share) as compared to a net loss of $6.6 million ($0.63 per common share) for the first half of 2011 (“1H 2011”). For the three months ended June 30, 2012 (“Q2 2012”), our net loss was $1.9 million ($0.14 per common share) as compared to a net loss of $3.5 million ($0.33 per common share) for the three months ended June 30, 2011 (“Q2 2011”).

Revenue / Revenue is detailed in the following table:

(in millions Cdn$)	Q2 2012	Q2 2011	1H 2012	1H 2011

Collaborations and contracts
U.S. Government	$2.5	$3.3	$5.9	$6.7
Alnylam	—	1.0	—	2.0
Other RNAi collaborators	0.1	—	0.3	0.1

Total collaborations and contracts	2.6	4.4	6.2	8.8
Alnylam milestone payments	1.0	—	1.0	—

Total revenue	$3.6	$4.4	$7.2	$8.8

U.S. Government revenue / On July 14, 2010, we signed a contract with the United States Government to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection (see Overview for further discussion). The initial phase of the contract, which is funded under a Transformational Medical Technologies program, is budgeted at US$34.7 million and is expected to last approximately three years. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an IND application with the FDA and completing a Phase 1 human safety clinical trial.

Under the contract, we are being reimbursed for costs incurred, including an allocation of overheads, and we are being paid an incentive fee.

U.S. Government revenue in Q2 2012 and 1H 2012 is lower than in Q2 2011 and 1H 2011 respectively but in Q2 2012 and 1H 2012 a higher proportion of revenue was generated from the reimbursement of staff time and overheads as opposed to reimbursement of third-party costs. Staff time and overhead revenue has a greater impact on reducing our losses than third-party cost reimbursement.

On August 6, 2012, we announced that we had received a temporary stop-work order from the U.S. Government in respect of its TKM-Ebola contract. It is expected that by September 1, 2012, we will receive notification from the U.S. Government on whether they will cancel the stop-work order; terminate the contract; or extend the stop-work order period, if necessary.

Alnylam revenue / Under the Alnylam Manufacturing Agreement we are the exclusive manufacturer of any products required by Alnylam that utilize our technology through to the end of Phase 2 clinical trials. Under the Alnylam Manufacturing Agreement there was a contractual minimum payment for the provision of staff in each of the three years from 2009 to 2011 and Alnylam is reimbursing us for any external costs incurred. Revenue from

Management’s Discussion and Analysis (continued)	Tekmira – Q2 2012

external costs related to the Alnylam Manufacturing Agreement is being recorded in the period that Alnylam is invoiced for those costs except where we bear the risk of batch failure in which case revenue is recognized only once Alnylam accepts the batch. The total payment for the provision of staff from 2009 to 2011 was the contractual minimum amount of $11.2 million. From January 1, 2012, at the start of each calendar quarter, Alnylam will prepay for the provision of our staff based on their estimate of work to be performed in that quarter. Any under or over estimate will be adjusted at the end of each quarter. Alnylam continues to pay for external costs incurred by us on their behalf on a monthly invoice basis.

As per our revenue guidance for 2012, now that the minimum contractual requirement under the Alnylam Manufacturing Agreement has ended, we expect lower Alnylam revenue.

In Q2 2012 we earned a US$1.0 million milestone from Alnylam following their initiation of Phase 2 human clinical trials for their product candidate ALN-TTR02. ALN-TTR02 utilizes our LNP technology and the drug is being manufactured by us under the Alnylam Manufacturing Agreement. The milestone was paid in July 2012.

Other RNAi collaborators revenue / In May 2010 we signed a formulation agreement with BMS under which BMS paid us $3.2 million (US$3.0 million) to make a certain number of LNP formulations over the following four year period. Other RNAi collaborators revenue also includes revenue from other ongoing collaborations.

Revenue guidance / In our 2011 MD&A we provided guidance that our 2012 revenue was expected to be at a similar level to 2011. We now expect our 2012 revenue to be less than 2011 levels.

Expenses / Research, development, collaborations and contracts / Research, development, collaborations and contracts expenses were $3.6 million in Q2 2012 as compared to $6.2 million in Q2 2011 and were $7.7 million in 1H 2012 as compared to $11.8 million in 1H 2011.

Third-party expenses on both our TKM-Ebola program and our Alnylam collaboration were considerably lower in Q2 2012 and 1H 2012 as compared to Q2 2011 and 1H 2011.

Spending on our internal research programs has been reduced as we focus on TKM-Ebola, TKM-PLK1 as well as our litigation against Alnylam and AlCana.

In January 2012 there was a reduction in workforce of 16 employees. Severance costs recorded in Q1 2012 have been more than offset by the reduction in ongoing compensation expenses.

Research, development, collaborations and contracts expenses guidance / In our 2011 MD&A we provided guidance that our 2012 research, development, collaborations and contracts expenses were expected to decrease modestly as compared to 2011 levels. We now expect our 2012 research, development, collaborations and contracts expenses to be significantly less than 2011 levels.

General and administrative / General and administrative expenses were $2.4 million in Q2 2012 as compared to $1.6 million in Q2 2011 and were $4.2 million in 1H 2012 as compared to $3.1 million in 1H 2011. The increases in Q2 2012 and 1H 2012 largely relate to legal fees incurred in respect of our lawsuit against Alnylam and AlCana (see Overview for further discussion of the lawsuit). Despite a fee agreement with Orrick, Herrington and Sutcliffe LLP (Orrick), our lead legal counsel for our lawsuit against Alnylam and AlCana we have incurred significant fees for other legal counsel, expert witnesses and litigation support.

If we are successful in this lawsuit, we will pay a success fee to Orrick (see Contractual obligations for further discussion).

General and administrative expenses guidance / In our 2011 MD&A we provided guidance that our 2012 general and administrative expenses were expected to decrease as compared to 2011 levels. We now expect our 2012 general and administrative expenses to be similar to 2011 levels.

Depreciation of property and equipment / Depreciation of property and equipment was $0.2 million in Q2 2012 as compared to $0.2 million in Q2 2011 and were $0.5 million in 1H 2012 as compared to $0.5 million in 1H 2011.

Other income (losses) / Change in fair value of warrant liability / In conjunction with equity and debt financing transactions in 2011 and an equity private placement that closed on February 29, 2012, we have issued common share purchase warrants. We are accounting for the warrants under the authoritative guidance on accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own stock, on

Management’s Discussion and Analysis (continued)	Tekmira – Q2 2012

the understanding that in compliance with applicable securities laws, the registered warrants require the issuance of registered securities upon exercise and do not sufficiently preclude an implied right to net cash settlement. At each balance sheet date the warrants are revalued using the Black-Scholes model and the change in value is recorded in the consolidated statement of operations and comprehensive loss.

The aggregate decrease in value of our common share purchase warrants in Q2 2012 was $0.6 million. The decrease is largely a result of the decrease in the Company’s share price from the previous balance sheet date of March 31, 2012.

We expect to see future changes in the fair value of our warrant liability and these changes will largely depend on the change in the Company’s share price and any change in our assumed rate of share price volatility.

LIQUIDITY AND CAPITAL RESOURCES

Since our incorporation, we have financed our operations through the sales of shares, units, debt, revenues from research and development collaborations and licenses with corporate partners, interest income on funds available for investment, and government contracts, grants and tax credits.

At June 30, 2012, we had cash and cash equivalents of approximately $6.9 million as compared to $9.2 million at December 31, 2011.

Operating activities used cash of $1.8 million in Q2 2012 as compared to $4.0 million in Q2 2011. Operating activities used cash of $6.0 million in 1H 2012 as compared to $7.1 million in 1H 2011. Excluding changes in non-cash operations items, cash used in operating activities in 1H 2012 fell to $4.3 million as compared to $6.0 million in 1H 2011 due, largely, to reduced research, development, collaborations and contracts expenses as discussed earlier. A large part of the changes in non-cash operating items relate to the TKM-Ebola contract for which we are incurring and being reimbursed for some large sub-contract and material purchases.

Investing activities used $0.01 million in cash in Q2 2012 as compared to $0.001 million in Q2 2011. Investing activities used $0.01 million in cash in 1H 2012 as compared to $0.06 million in 1H 2011. Any equipment we acquire under our TKM-Ebola contract is owned by the U.S. Government so is not recorded as a Company investment.

On February 29, 2012, we completed a private placement of 1,848,601 units for gross proceeds of $4.1 million. Each unit, priced at $2.20, consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $2.60 for a period of five years from closing. We plan to use the net proceeds of the offering for general corporate purposes. The common shares issued pursuant to the private placement were subject to a four-month hold period that expired on June 30, 2012. After financing costs and commissions the offering generated net cash of $3.8 million.

We believe our current funds on hand, plus expected income, including funds from our collaborative partners and the U.S. Government and access to a US$3.0 million loan facility from Silicon Valley Bank, will be sufficient to continue our product development into the second half of 2013 (see Risks and uncertainties).

Contractual obligations

We have a fixed monthly fee agreement with Orrick, Herrington and Sutcliffe LLP (Orrick), our lead legal counsel for our lawsuit against Alnylam and AlCana. Under this agreement, from March 2012 onwards, we are required to reimburse Orrick for expenses incurred but no further payments will be required for professional fees unless we are successful in the litigation. If we are successful in this lawsuit we will pay a success-fee to Orrick and all unpaid professional fees will become payable. We have not recorded this contingent obligation due to uncertainties related to the outcome of this lawsuit. At June 30, 2012, the contingent obligation, if we are successful in the lawsuit, is a minimum of $12.8 million (US$12.5 million).

Off-Balance Sheet arrangements

Other than as disclosed elsewhere in this MD&A, there have not been any material changes to our off-balance sheet arrangements from those disclosed in our 2011 Form 20-F.

RELATED PARTY TRANSACTIONS

We have not entered into any related party transactions in the periods covered by this discussion.

Management’s Discussion and Analysis (continued)	Tekmira – Q2 2012

OUTSTANDING SHARE DATA

As discussed above, on February 29, 2012 we completed the private placement of 1,848,601 units. Each unit consists of one common share and one half of one common share purchase warrant.

As of July 31, 2012, we had 14,007,855 common shares issued and outstanding, options to purchase an additional 1,801,362 common shares and warrants to purchase an additional 1,873,797 common shares.

RISKS AND UNCERTAINTIES

Our risks and uncertainties are discussed in further detail in our Form 20-F dated December 31, 2011 which can be found at www.sedar.com or at www.sec.gov/edgar.

At June 30, 2012 we had $6.5 million in working capital excluding warrants and deferred revenue and expense balances. We believe that our current funds on hand, including access to a term loan, plus expected income including funds from our collaborative partners and the U.S. Government will be sufficient to continue our product development into the second half of 2013. Substantial additional funds will be required to continue with the active development of our pipeline products and technologies. In particular, our funding needs may vary depending on a number of factors including:

•	legal costs associated with ongoing litigation with Alnylam and AlCana as well as potential costs associated with the outcome of the litigation, including damages, costs and attorney fees;

•	revenues earned from our U.S. Government contract to develop TKM-Ebola;

•	revenues earned from our collaborative partnerships, including Alnylam;

•	the extent to which we continue the development of our product candidates or form collaborative relationships to advance our products;

•	our decisions to in-license or acquire additional products or technology for development, in particular for our RNAi therapeutics programs;

•	our ability to attract and retain corporate partners, and their effectiveness in carrying out the development and ultimate commercialization of our product candidates;

•	whether batches of drugs that we manufacture fail to meet specifications resulting in delays and investigational and remanufacturing costs;

•	the decisions, and the timing of decisions, made by health regulatory agencies regarding our technology and products;

•	competing technological and market developments; and

•	prosecuting and enforcing our patent claims and other intellectual property rights.

We will seek to obtain funding to maintain and advance our business from a variety of sources including public or private equity or debt financing, collaborative arrangements with pharmaceutical companies and government grants and contracts. There can be no assurance that funding will be available at all or on acceptable terms to permit further development of our products especially in light of the current difficult climate for investment in early stage biotechnology companies and our ongoing litigation with Alnylam and AlCana.

If adequate funding is not available, we may be required to delay, reduce or eliminate one or more of our research or development programs or reduce expenses associated with non-core activities. We may need to obtain funds through arrangements with collaborators or others that may require us to relinquish most or all of our rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise seek if we were better funded. Insufficient financing may also mean failing to prosecute our patents or relinquishing rights to some of our technologies that we would otherwise develop or commercialize.

In addition, we are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our assets and liabilities. We invest our cash reserves in high interest saving accounts and guaranteed investment certificates with varying terms to maturity (not exceeding two years) issued by major Canadian banks, selected with regard to the expected timing of expenditures for continuing operations and prevailing interest rates. The fair value of our cash investments as at June 30, 2012 is at least equal

Management’s Discussion and Analysis (continued)	Tekmira – Q2 2012

to the face value of those investments and the value reported in our Balance Sheet. Due to the relatively short-term nature of the investments that we hold, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio. We purchase goods and services in both Canadian and U.S. dollars and earn a significant portion of our revenues in U.S. dollars. We manage our U.S. dollar currency risk by, as far as possible, using cash received from U.S. dollar revenues to pay U.S. dollar expenses and by limiting holdings of U.S. dollar cash and cash equivalent balances to working capital levels. We have not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

For the six months ended June 30, 2012, no changes were made in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.